FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                            For the month of May 2005

                        Commission File Number: 001-32186

                               YM BIOSCIENCES INC.
                 (Translation of registrant's name into English)

                             Suite 400, Building 11,
                               5045 Orbitor Drive
                              Mississauga, Ontario
                                 Canada L4W 4Y4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F _____ Form 40-F __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                  EXHIBIT LIST
                                  ------------

Exhibit             Description
-------             -----------

99.1 Press release, dated May 2, 2005, regarding YM BioSciences' Acquisition of Delex Therapeutics

99.2 Merger Agreement dated as of April 12, 2005 by and among YM BioSciences Inc., 2069044 Ontario Limited, Delex Therapeutics Inc., Business Development Bank of Canada, New Generation Biotech (Equity) Fund Inc. and Eastern Technology Seed Investment Fund Limited Partnership

99.3 Amalgamation Agreement dated as of May 2, 2005 by and among YM BioSciences Inc., 2069044 Ontario Limited and DELEX Therapeutics Inc.

99.4 Escrow Agreement dated as of May 2, 2005 between YM BioSciences Inc. and Equity Transfer Services Inc.

99.5 Assignment Agreement dated as of May 2, 2005 between New Generation Biotech (Equity) Fund Inc. and YM Biosciences Inc.

99.6 Assignment Agreement dated as of May 2, 2005 between Business Development Bank Of Canada and YM Biosciences Inc.

99.7 Assignment Agreement dated as of May 2, 2005 between Eastern Technology Seed Investment Fund Limited Partnership and YM Biosciences Inc.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2005

                                 YM BIOSCIENCES INC.


                                 By:  /s/ Len Vernon
                                     -------------------------------
                                     Name: Len Vernon
                                     Title: Director, Finance and Administration